Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com
June 15, 2010
Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange
100 F Street, N.E.
Washington, DC 20549

Re:	Double-Take Software, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 2, 2010 File No. 001-33184
Dear Ms. Mills-Apenteng:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated June 14, 2010 to Dean Goodermote, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed June 2, 2010.
In response to your letter, set forth below is the staff’s comment in italics followed by the Company’s response to the staff’s comment. The statement requested by the Staff is enclosed with this letter.
Where You Can Find More Information, page 76
1. Refer to the second paragraph of this section. Please tell us the authority you are relying upon for your general forward incorporation of documents to be filed in the future. Alternatively, amend your document to remove the forward incorporation. Please advise.
The Company is electing to provide information called for by Item 14(c)(2) of Schedule 14A through incorporation by reference as provided for in Item 14(e) of Schedule 14A. As provided in Item 14(e)(1), information is being incorporated by reference to the same extent as would be permitted by Form S-4, which permits forward incorporation by reference of documents prior to the date of the stockholders meeting.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2778 or Michael Silver at (410) 659-2741.
Very truly yours,
/s/ William I. Intner
William I. Intner
Partner
william.intner@hoganlovells.com
D 410.659.2778
cc:     Dean Goodermote, Chief Executive Officer
Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Boulder Brussels Caracas Chicago Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb

Statement of Double-Take Software, Inc.
June 15, 2010

Re:	Double-Take Software, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 2, 2010 File No. 001-33184
Double-Take Software, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
DOUBLE-TAKE SOFTWARE, INC.

By:	/s/ S. Craig Huke S. Craig Huke
Vice President and Chief Financial Officer
Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Boulder Brussels Caracas Chicago Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb